                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K




(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the year ended: December 31, 1997

( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____ to ____.



                         Commission file number: 1-2384





                             BDM 401(k) SAVINGS PLAN
                            (Full title of the Plan)





                                    TRW INC.
          (Name of issuer of the securities held pursuant to the Plan)


                               1900 Richmond Road
                              Cleveland, Ohio 44124
                     (address of principal executive office)

                             BDM 401(k) SAVINGS PLAN

                                  -------------


                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                    AND FOR THE YEAR ENDED DECEMBER 31, 1997
                                       AND
                                 REPORT THEREON

                                 --------------

                             BDM 401(k) SAVINGS PLAN

                                  -------------




                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                                    Page(s)
                                                                                    -------

Report of Independent Accountants                                                         1

Financial Statements:

         Statements of Net Assets Available for
                  Benefits, with Fund Information,
                  as of  December 31, 1997 and 1996                                   2 - 4

         Statement of Changes in Net Assets Available
                  for Benefits, with Fund Information, for
                  the year ended December 31, 1997                                    5 - 6

         Notes to Financial Statements                                               7 - 12

Supplemental Schedules:

         Item 27 (a) - Schedule of Assets Held for
                  Investment Purposes as of
                  December 31, 1997                                                      13

         Item 27 (d) - Schedule of Reportable Transactions for
                  the year ended December 31, 1997                                    14-15

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To The Committee on Employee Benefits
BDM International, Inc.

         We have audited the accompanying statements of net assets available for benefits of the BDM 401(k) Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

         The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


McLean, Virginia                              COOPERS & LYBRAND L.L.P.
June 29, 1998

                             BDM 401(k) SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1997


                                                             Participant Directed
                                      ---------------------------------------------------------------
                                       Vanguard      Vanguard     Invesco
                                       Treasury     Short Term     Total        N&B        Columbia
                                      Money Market  Corporate     Return      Guardian     Special
                                         Fund          Fund        Fund         Fund         Fund
                                      -----------  -----------  -----------  -----------  -----------

Assets:
   Investments at fair value:
     Funds                            $11,580,697   $5,388,917  $19,750,378  $29,082,867  $13,173,473
     Loans to participants                      -            -            -            -            -
                                      -----------  -----------  -----------  -----------  -----------
                                       11,580,697    5,388,917   19,750,378   29,082,867   13,173,473

   Employer contributions receivable            -            -            -            -            -
   Employee contributions receivable            -            -            -            -            -
                                      -----------  -----------  -----------  -----------  -----------
                                       11,580,697    5,388,917   19,750,378   29,082,867   13,173,473
Liabilities:
   Administrative
     expenses payable                           -            -            -            -            -
                                      -----------  -----------  -----------  -----------  -----------


Net assets available
   for benefits                       $11,580,697   $5,388,917  $19,750,378  $29,082,867  $13,173,473
                                      ===========  ===========  ===========  ===========  ===========


                                        Participant Directed
                                      --------------------------

                                       Templeton      BDM         Loans
                                        Foreign      Stock          to
                                         Fund        Fund       Participants
                                      -----------  -----------  -----------

Assets:
   Investments at fair value:
     Funds                             $3,229,327  $12,532,283   $        -
     Loans to participants                      -            -    2,302,596
                                       ----------  -----------   ----------
                                        3,229,327   12,532,283    2,302,596

   Employer contributions receivable        4,509            -            -
   Employee contributions receivable       41,562            -            -
                                       ----------  -----------   ----------
                                        3,275,398   12,532,283    2,302,596
Liabilities:
   Administrative
     expenses payable                       1,596            -            -
                                       ----------  -----------   ----------


Net assets available
   for benefits                        $3,273,802  $12,532,283   $2,302,596
                                       ==========  ===========   ==========



                            (Continued on next page)

   The accompanying notes are an integral part of these financial statements.

                             BDM 401(k) SAVINGS PLAN
Statement of Net Assets Available for Benefits, with Fund Information, Continued
                             as of December 31, 1997




                                                                     Participant Directed
                                            -----------------------------------------------------------------
                                            Yield Enhanced  Daily                     Small      Life Solutions
                                             Short-term     Bond         Matrix   Capitalization    Balanced
                                             Investment    Market        Equity       Matrix         Growth
                                                Fund        Fund          Fund         Fund           Fund
                                            -----------  -----------  -----------  -----------    -----------

Assets:
   Investments at fair value:
     Funds                                  $         -   $        -  $         -  $         -    $         -
     Loans to participants                            -            -            -            -              -
                                            -----------  -----------  -----------  -----------    -----------
                                                      -            -            -            -              -

   Employer contributions receivable              9,087        3,422       17,282       12,037         11,390

   Employee contributions receivable             71,531       27,888      149,479      100,901         93,683

                                            -----------  -----------  -----------  -----------    -----------
                                                 80,618       31,310      166,761      112,938        105,073
Liabilities:
   Administrative
     expenses payable                             9,392        2,599       14,153        6,387          9,045
                                            -----------  -----------  -----------  -----------    -----------


Net assets available
   for benefits                                 $71,226      $28,711     $152,608     $106,551        $96,028
                                            ===========  ===========  ===========  ===========    ===========



                                                       Participant Directed
                                            ----------------------------------------
                                                          Life Solutions
                                           Life Solutions   Income &        S&P
                                               Growth        Growth         500
                                                Fund          Fund          Fund        Total
                                            -----------   -------------- -----------  -----------

Assets:
   Investments at fair value:
     Funds                                    $         -  $         -   $         -  $94,737,942
     Loans to participants                              -            -             -    2,302,596
                                              -----------  -----------   -----------  -----------
                                                        -            -             -   97,040,538

   Employer contributions receivable                   45           10           181       57,963

   Employee contributions receivable                  396           82         1,847      487,369

                                              -----------  -----------   -----------  -----------
                                                      441           92         2,028   97,585,870
Liabilities:
   Administrative
     expenses payable                                 318          142           726       44,358
                                              -----------  -----------   -----------  -----------


Net assets available
   for benefits                                      $123         ($50)       $1,302  $97,541,512
                                              ===========  ===========   ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                             BDM 401(k) SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1996




                                                                     Participant Directed
                                         ---------------------------------------------------------------------------------
                                           Vanguard        Vanguard        Invesco
                                           Treasury       Short Term        Total            N&B            Columbia
                                          Money Market    Corporate        Return          Guardian         Special
                                             Fund            Fund           Fund             Fund             Fund
                                         --------------  -------------  --------------  ---------------  ---------------

Assets:
   Investments at fair value:
     Funds                                 $10,188,335     $4,485,187     $14,885,526      $22,560,291      $10,817,170
     Loans to participants                     -              -               -               -                -
                                         --------------  -------------  --------------  ---------------  ---------------
                                            10,188,335      4,485,187      14,885,526       22,560,291       10,817,170

   Employer contributions receivable             4,664          2,843           8,608           12,534           10,111
   Employee contributions receivable            33,994         20,579          63,878           97,396           79,855
                                         --------------  -------------  --------------  ---------------  ---------------
                                            10,226,993      4,508,609      14,958,012       22,670,221       10,907,136
Liabilities:
   Administrative
     expenses payable                            9,363          4,420          14,808           23,399           10,445
                                         --------------  -------------  --------------  ---------------  ---------------


Net assets available
   for benefits                            $10,219,630     $4,504,189     $14,943,204      $22,646,822      $10,896,691
                                         ==============  =============  ==============  ===============  ===============


                                              Participant Directed
                                         --------------------------------

                                             Templeton          BDM           Loans
                                              Foreign          Stock            to
                                               Fund            Fund        Participants       Total
                                           --------------  --------------  ------------   --------------

Assets:
   Investments at fair value:
     Funds                                    $1,780,981     $15,477,573   $         -      $80,195,063
     Loans to participants                       -               -            2,430,223       2,430,223
                                           --------------  --------------  -------------  --------------
                                               1,780,981      15,477,573      2,430,223      82,625,286

   Employer contributions receivable               2,648           2,524        -                43,932
   Employee contributions receivable              21,521          19,525        -               336,748
                                           --------------  --------------  -------------  --------------
                                               1,805,150      15,499,622    2,430,223        83,005,966
Liabilities:
   Administrative
     expenses payable                              1,965          14,078        -                78,478
                                           --------------  --------------  -------------  --------------


Net assets available
   for benefits                               $1,803,185     $15,485,544     $2,430,223     $82,927,488
                                           ==============  ==============  =============  ==============


   The accompanying notes are an integral part of these financial statements.

                            BDM 401 (k) SAVINGS PLAN
          Statement of Changes in Net Assets Available for Benefits,
                            with Fund Information
                      for the year ended December 31, 1997


                                                               Participant directed
                                    --------------------------------------------------------------------------
                                      Vanguard       Vanguard      Invesco
                                      Treasury      Short Term      Total            N&B          Columbia
                                    Money Market    Corporate       Return        Guardian        Special
                                        Fund          Fund           Fund           Fund           Fund
                                    ------------- -------------  -------------  -------------- --------------

Additions:
   Employee contributions             $1,082,460      $649,540     $2,190,948      $3,453,355     $2,384,682
   Employer contributions                117,669        72,591        235,487         342,673        249,127
   Net appreciation  in
      fair value of investments          -              56,792      3,325,587       4,031,441      1,361,043
   Investment income                     538,652       271,971        474,377          44,295        -
                                    ------------- -------------  -------------  -------------- --------------
Total additions                        1,738,781     1,050,894      6,226,399       7,871,764      3,994,852
                                    ------------- -------------  -------------  -------------- --------------

Deductions:
   Participant withdrawals or
   net loan (borrowings)repayments       905,742       367,853      1,465,938       2,844,112      1,110,822
   Administrative expenses                10,967         4,895         17,640          27,371         11,756
                                    ------------- -------------  -------------  -------------- --------------
Total deductions                         916,709       372,748      1,483,578       2,871,483      1,122,578
                                    ------------- -------------  -------------  -------------- --------------

Net assets from
     GCL plan (see Note 1)               299,650         4,745         50,965          90,170         56,959
Net assets transferred
     between funds                       241,345       201,837         13,388       1,345,594      (652,451)
                                    ------------- -------------  -------------  -------------- --------------

Net increase (decrease)                1,363,067       884,728      4,807,174       6,436,045      2,276,782

Net assets available
   for benefits,
        beginning of year             10,217,630     4,504,189     14,943,204      22,646,822     10,896,691
                                    ------------- -------------  -------------  -------------- --------------

Net assets available
   for benefits, end of year         $11,580,697    $5,388,917    $19,750,378     $29,082,867    $13,173,473
                                    ============= =============  =============  ============== ==============



                                       Participant directed
                                    -----------------------------

                                      Templeton         BDM          Loans
                                       Foreign         Stock          to
                                        Fund           Fund       Participants
                                    -------------  -------------- -------------

Additions:
   Employee contributions               $986,310        $690,967  $    -
   Employer contributions                 92,583          69,782       -
   Net appreciation  in
      fair value of investments            4,105       1,030,340       -
   Investment income                      95,162          46,180      167,595
                                    -------------  -------------- ------------
Total additions                        1,178,160       1,837,269      167,595
                                    -------------  -------------- ------------

Deductions:
   Participant withdrawals or
   net loan (borrowings)repayments       198,036       3,179,215      295,222
   Administrative expenses                 4,406          12,232       -
                                    -------------  -------------- ------------
Total deductions                         202,442       3,191,447      295,222
                                    -------------  -------------- ------------

Net assets from
     GCL plan (see Note 1)                41,898           3,631       -
Net assets transferred
     between funds                       453,001     (1,602,714)       -
                                    -------------  -------------- ------------

Net increase (decrease)                1,470,617     (2,953,261)    (127,627)

Net assets available
   for benefits,
        beginning of year              1,803,185      15,485,544    2,430,223
                                    -------------  -------------- ------------

Net assets available
   for benefits, end of year          $3,273,802     $12,532,283   $2,302,596
                                    =============  ============== ============


                            (Continued on next page)
   The accompanying notes are an integral part of these financial statements.

                            BDM 401 (k) SAVINGS PLAN
          Statement of Changes in Net Assets Available for Benefits,
                       with Fund Information, Continued
                     for the year ended December 31, 1997


                                                            Participant directed
                                    ------------------------------------------------------------------------
                                       Yield
                                      Enhanced        Daily                       Small      Life Solutions
                                     Short-term       Bond         Matrix     Capitalization    Balanced
                                     Investment      Market        Equity        Matrix          Growth
                                        Fund          Fund          Fund          Fund            Fund
                                    ------------- ------------  ------------- --------------  -------------

Additions:
   Employee contributions                $71,531      $27,888       $149,479       $100,901        $93,683
   Employer contributions                  9,087        3,422         17,282         12,037         11,390
   Net appreciation in
     fair value of investments                 -            -               -             -              -
   Investment income                           -            -               -             -              -
                                    ------------- ------------  ------------- --------------  -------------
Total additions                           80,618       31,310        166,761        112,938        105,073
                                    ------------- ------------  ------------- --------------  -------------

Deductions:
   Participant withdrawals or
   net loan (borrowings)repayments             -            -              -              -              -
   Administrative expenses                 9,392        2,599         14,153          6,387          9,045
                                    ------------- ------------  ------------- --------------  -------------
Total deductions                           9,392        2,599         14,153          6,387          9,045
                                    ------------- ------------  ------------- --------------  -------------

Net assets from
     GCL plan (Note 1)                         -            -              -              -              -
Net assets transferred
     between funds                             -            -              -              -              -
                                    ------------- ------------  ------------- --------------  -------------

Net increase (decrease)                   71,226       28,711        152,608        106,551         96,028

Net assets available
   for benefits,
        beginning of year                      -            -              -              -              -
                                    ------------- ------------  ------------- --------------  -------------

Net assets available
   for benefits, end of year             $71,226      $28,711       $152,608       $106,551        $96,028
                                    ============= ============  ============= ==============  =============




                                                Participant directed
                                    -----------------------------------------

                                                   Life Solutions
                                    Life Solutions   Income &       S&P
                                        Growth        Growth        500
                                         Fund          Fund         Fund         Total
                                     -------------- ---------------------------------------

Additions:
   Employee contributions                     $396          $82       $1,847   $11,884,069
   Employer contributions                       45           10          181     1,233,366
   Net appreciation  in
     fair value of investments                   -            -            -     9,809,308
   Investment income                             -            -            -     1,638,232
                                     -------------- ---------------------------------------
Total additions                                441           92        2,028    24,564,975
                                     -------------- ---------------------------------------

Deductions:
   Participant withdrawals or
   net loan (borrowings)repayments               -            -            -    10,366,940
   Administrative expenses                     318          142          726       132,029
                                     -------------- ---------------------------------------
Total deductions                               318          142          726    10,498,969
                                     -------------- ---------------------------------------

Net assets from
     GCL plan (Note 1)                           -            -            -       548,018
Net assets transferred
     between funds                               -            -            -             -
                                     -------------- ---------------------------------------

Net increase (decrease)                        123         (50)        1,302    14,614,024

Net assets available
   for benefits,
        beginning of year                        -            -            -    82,927,488
                                     -------------- ---------------------------------------

Net assets available
   for benefits, end of year                  $123        ($50)       $1,302   $97,541,512
                                     ============== =======================================

   The accompanying notes are an integral part of these financial statements.

                             BDM 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

1.       Plan description

         The following brief description of the BDM 401(k) Savings Plan (the
Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

         General
         -------

         The Plan, established on August 26, 1985, is a defined contribution plan funded by employee and employer contributions and related earnings. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Prior to 1997, one of the Company's subsidiaries, Geoscience Consultants Limited, Inc. (GCL) maintained a separate 401(k) plan. Effective April 1, 1997, the GCL 401(k) Plan merged with the Plan and all the assets were transferred to the Plan. The transferred assets are reflected as net assets from GCL plan in the accompanying Statement of Changes in Net Assets Available for Benefits, with Fund Information.

         On December 29, 1997, BDM International, Inc. (the Company or the Employer) was acquired by TRW, Inc. The Company has not determined the ultimate impact of this acquisition on the Plan.

         An amendment to the Plan document became effective on January 1, 1997, enabling the Company to make discretionary profit sharing contributions and employer matching contributions to the Plan. In addition, the plan year was adjusted to coincide with the calendar year.


         Eligibility and vesting
         -----------------------

         Substantially all full-time regular employees of all domestic subsidiaries of the Company are eligible to participate in the Plan upon the attainment of their twenty-first birthday. Participation in the Plan is optional.

         Prior to certain plan amendments effective January 1, 1998, described below, the Employer contributed twenty-five percent of every dollar contributed by the employee, up to the first 4 percent of the employee's contribution. Employer contributions vested 100% after employees completed 3 years of service with the Employer.

                             BDM 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

         Eligibility and vesting, continued
         ----------------------------------

         Upon termination of service, participants were entitled to receive the vested balance of their account. Account balances are distributed to participants in lump sum cash payments. Forfeitures of nonvested employer contributions were used by the Employer to offset future contributions.

         Effective January 1, 1998, the Plan made several changes. Beginning January 1, 1998, every eligible regular full-time and regular part-time employee will receive an employer contribution equal to four percent of eligible compensation (BDM Basic 4). This contribution will be paid quarterly into the participants' accounts in the Plan and will be invested according to participants' investment elections. The BDM Basic 4 vests after five years of service and is not available for participant loans.

         In addition, the employer's matching contribution was increased to match 100% of the first 1% of eligible compensation contributed by the participants into the Plan. After that, the employer matches 25% of the next 4% of compensation contributed by participants into the Plan. The employer matching contributions will be made into the TRW Stock Fund, which consists of TRW common stock and cash or other short term investments. Other eligibility, termination, forfeiture, and vesting provisions have not changed.


         Loans
         -----

         A participant may borrow from the vested pre-tax portion (after-tax contributions were previously allowed pursuant to the Plan) of their account provided that the principal of the loan is not less than $500 and does not exceed one-half of the balance of their contribution account up to $50,000. Loans to participants issued through August 1, 1995, bear interest at a rate equal to the prime rate of the Wachovia Bank of North Carolina at the inception of the loan. Loans issued after that date bear interest at the prime rate of The Bank of New York at the inception of the loan. All loans are payable in full not more than five years from the loan date for a personal loan and 20 years from the loan date for a mortgage loan. Loan repayments are made in the form of amortizing principal payments which are withheld from the participants' semi-monthly payroll. Loans to participants are considered assets of the Plan and are valued at cost which approximates fair value, since interest rates on outstanding loans are not materially different from current market rates.

                             BDM 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

         Plan termination
         ----------------
         BDM International, Inc. expects to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. Upon termination, all vested amounts credited to each participant's account will be distributed in cash, in nontransferable annuity contracts, or any combination thereof.


2.       Summary of accounting policies

         Basis of accounting
         -------------------

         The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         Investments
         -----------

         Through December 31, 1997, the assets of the Plan were maintained with the Bank of New York (the Trustee) where they were accumulated and invested on behalf of the Plan at the discretion of the employee. In connection with the Plan amendments effective January 1, 1998, the Plan assets were transferred to a new trustee with new investment options for participants. Investments are carried at fair value. Fair values for debt and equity securities are based on quoted market prices. In the absence of published values, fair values are determined by the Trustee. The investment options with the Bank of New York were no longer available for contribution as of December 31, 1997. As a result, there are no employer or employee contributions receivable in those investment options.

         Vanguard Treasury Money Market Fund. This fund invests only in U.S. government obligations, primarily Treasury bills, and other short-term securities backed by the U.S. Government. Amounts in this fund and all future contributions designated for this fund will be directed to the Yield Enhanced Short Term Investment Fund.

         Vanguard Short-Term Corporate Fund. This bond fund invests in short-term maturity (three-year average) investment grade bonds. Amounts in this fund and all future contributions designated for this fund will be directed to the Daily Bond Market Fund.

                             BDM 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

         INVESCO Total Return Fund. This fund invests in a combination of stocks and fixed income securities, generally with a 60% to 40% split, respectively. Amounts in this fund and all future contributions designated for this fund will be directed to the Life Solutions Balanced Growth Fund.

         Neuberger and Berman Guardian Trust Fund. This growth and income fund invests primarily in the common stock of well established, dividend paying companies. Amounts in this fund and all future contributions designated for this fund will be directed to the Matrix Equity Fund.

         Columbia Special Fund. This fund invests primarily in small companies whose growth may be more aggressive than the market as a whole. In some cases, the fund may invest in special situations, such as new issues or companies that may benefit from a particular product development or merger. Amounts in this fund and all future contributions designated for this fund will be directed to the Small Capitalization Matrix Fund.

         Templeton Foreign Fund. This fund invests almost entirely in debt and equity securities of international companies and governments. Almost half of its holdings are in Europe; other regions include Australia and the Pacific Rim. This fund will continue to be an investment option with the new trustee.

         BDM Stock Fund. This fund consists of common stock of the Employer as well as highly liquid short-term investments used to effect transactions. The fair value is determined on a unit basis, based on the fair value of the stock, measured by quoted market prices, and other assets held. The BDM stock in this fund was liquidated upon the acquisition of BDM International, Inc. by TRW Inc. (see Note 1), and all amounts were transferred to the Collective Short Term Investment Fund (a liquid asset within the BDM Stock Fund) until alternative investment options are directed by the participants.

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Securities transactions are accounted for on a trade-date basis. Any gain or loss on the sale of securities is based on the average cost of investments.

                             BDM 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

         Participant withdrawals
         -----------------------

         Employees who have reached the age of retirement or who have terminated employment with the Employer may elect to withdraw the entire amount of their vested participant account. Withdrawals by participants are recorded upon distribution.

         Federal income tax
         ------------------

         The Internal Revenue Service has determined and informed the Company by a letter dated July 3, 1996, that the Plan, including all amendments, is designed in accordance with applicable sections of the Internal Revenue Code. Management believes that amendments adopted since receipt of the determination letter do not effect the tax status of the Plan. Accordingly, the Plan is exempt from income taxes.

         Plan expenses
         -------------

         Administrative expenses are paid by the Plan and are allocated to participants' accounts based on their respective account balance. The Employer provides certain administrative support to the Plan at no cost.

         Concentration of credit risk
         ----------------------------

         Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of investments. The Plan has no formal policy requiring collateral to mitigate the financial instruments subject to credit risk.

         Estimates
         ---------

         The preparation of financial statements requires management and the Trustee to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets. Actual results could differ from these estimates.

                             BDM 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

3.       Reconciliation of financial statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1997:


         Net assets available for benefits per the
              financial statements                             $ 97,541,512
         Amounts allocated to withdrawing
              participants                                          (87,890)
                                                               ------------
         Net assets available for benefits per
              the Form 5500                                    $ 97,453,622
                                                               ============


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:


         Benefits paid to participants per the
              financial statements                            $10,366,940
         Add:  amounts allocated to withdrawing
              participants, end of the year                        87,890
                                                              -----------

         Benefits paid to participants per the Form 5500      $10,454,830
                                                              ===========



Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                             BDM 401(k) SAVINGS PLAN
                      ITEM 27(a) - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES
                             as of December 31, 1997

                                   ----------




Identity of Issuer, Borrower,                        Description of
    Lessor or Similar Party                            Investment                                    Market Value
-----------------------------                        --------------                                  ------------

Vanguard Treasury Money Market Fund               11,580,697 units                                   $11,580,697

Vanguard Short-Term Corporate Fund                   495,944 units                                    $5,388,917

Invesco Total Return Fund                            678,940 units                                   $19,750,378

Neuberger & Berman Guardian Fund                   1,681,094 units                                   $29,082,867

Columbia Special Fund                                650,221 units                                   $13,173,473

Templeton Foreign Fund                               324,555 units                                    $3,229,327

BDM Stock Fund                                    12,532,283 units                                   $12,532,283

Loans to Participants                              Fully amortizing loans
                                                   bearing interest ranging
                                                   from 6% to 11.5% and
                                                   maturing at various dates
                                                   through 2017                                       $2,302,596
                                                                                                      ----------

Total Assets Held
for Investment Purposes                                                                              $97,040,538
                                                                                                     ===========




         The cost for these investments as of December 31, 1997 is not available due to the recordkeeping changes made at the end of the year in preparation for the transition to a new trustee/administrator.




                     See Report of Independent Accountants.

                             BDM 401(k) SAVINGS PLAN
                 Item 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1997

        Plan assets at January 1, 1997 - $82,927,488 5% - - $4,146,374


                                           Number of                                           Net
                                         Transactions          Purchase      Selling        Historical      Net Realized
Identity of Party Involved          Purchases      Sales         Price        Price            Cost          Gain (Loss)
--------------------------          ---------      -----         -----        -----            ----          -----------


I.  Single transactions in
    excess of 5%:

     Invesco Total Return Fund          ---            1          ---          ---          $17,001,764        $2,748,614

     Vanguard Short Term
         Corporate Fund                 ---            1          ---          ---           $5,332,608           $56,309

     Vanguard Treasury
         Money Market Fund              ---            1          ---          ---          $11,580,698             $  --

     Columbia Special Fund              ---            1          ---          ---          $13,183,018            $9,545

     Neuberger & Berman
         Guardian Fund                  ---            1          ---          ---          $25,820,305        $3,262,562

     Collective Short Term
         Investment Fund                  1          ---          ---          ---          $12,256,719               n/a

     BDM International, Inc.            ---            1          ---       $29.50          $10,434,697        $1,822,022


II. Series of transactions
    with respect to any
    plan asset other than
    securities in excess of
    5%:                                      None.



                     See Report of Independent Accountants.

                             BDM 401(k) SAVINGS PLAN
                 Item 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1997

        Plan assets at January 1, 1997 - $82,927,488 5% - - $4,146,374


                                              Number of                                           Net
                                            Transactions        Purchase        Selling        Historical     Net Realized
Identity of Party Involved           Purchases      Sales         Price          Price             Cost        Gain (Loss)
--------------------------           ---------      -----         -----          -----             ----        -----------


III.Series of transactions
    with respect to
    securities of the
    same issue in
    excess of 5%:

       Vanguard Short Term Corporate    103         ---           $1,628,982            ---            ---            ---
       Fund                             ---         119                  ---     $6,196,835     $6,140,070        $56,765

       Vanguard Treasury                113         ---           $8,497,607            ---            ---            ---
          Money Market Fund             ---         129                  ---    $18,552,585    $18,552,585            ---

       Invesco Total Return Fund        122         ---           $4,504,906            ---            ---            ---
                                        ---         122                  ---    $22,473,469    $19,468,516     $3,004,953

       Neuberger & Berman               121         ---           $8,417,253            ---            ---            ---
       Guardian Fund                    ---         121                  ---    $35,214,336    $31,182,909     $4,031,427

       Columbia Special Fund            103         ---           $4,836,854            ---            ---            ---
                                        ---         139                  ---    $15,958,142    $15,834,337        $123,805

       BDM Stock Fund:
       BDM International, Inc.           12         ---           $4,777,071            ---            ---            ---
                                        ---          18                  ---    $17,994,298    $16,672,336     $1,321,962

       Collective Short Term Fund       120         ---          $23,280,335            ---            ---            ---
                                        ---         121                  ---    $11,299,798    $11,299,798            ---

IV. Any transaction with
    respect to
    securities with
    a party if any
    prior or subsequent
    transaction with
    such party
    exceeded 5%:
       BDM Stock Fund:
       BDM International, Inc.          ---           1               $29.50    $12,256,719    $10,434,697     $1,822,022


                     See Report of Independent Accountants.

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee on Employee Benefits of the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lyndhurst, State of Ohio, on the 29th day of June, 1998.


                                   BDM 401(k) Savings Plan


                                   By /s/ William B. Lawrence
                                      ---------------------------------------
                                      William B. Lawrence, Attorney-in-fact

                                  EXHIBIT INDEX




     EXHIBIT                    EXHIBIT
     NUMBER                     DESCRIPTION
     -------------              ---------------------

     1                          Consent of Coopers & Lybrand L.L.P.
     2                          Power of Attorney